Exhibit 21
LISTS OF SUBSIDIARIES OF THE COMPANY

STATE OR JURISDICTION
NAME OF SUBSIDIARY	OF INCORPORATION	D/B/A

Home Depot International, Inc.	Delaware	(Not Applicable)

Home Depot U.S.A., Inc.	Delaware	The Home Depot
EXPO Design Center
Creative Touch Interiors
Yardbirds Electric and Plumbing Supply

HD Development of Maryland, Inc.	Maryland	(Not Applicable)

Certain subsidiaries were omitted pursuant to Item 601(21)(ii) of Regulation S-K under the Securities Act of 1934, as amended.